Exhibit 99.1
For analyst and media enquiries please
call Sean O’ Sullivan on: +61 2 8274 5239
20 May 2009
4th quarter net operating profit US$7.2m
Full year net operating profit US$96.9m
(Both excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$7.2 million net operating profit, excluding asbestos, ASIC expenses, asset impairments and tax adjustments, for the quarter ended 31 March 2009, a decrease of 57% compared to the same period last year.
For the quarter, net operating loss including asbestos, ASIC expenses, asset impairments and tax adjustments was US$129.6 million (mainly due to the change in the actuarial estimate of the company’s asbestos liability), compared to US$146.9 million for the same quarter last year.
Full year net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments, decreased 44% to US$96.9 million from US$173.8 million. Including asbestos, ASIC expenses, asset impairments and tax adjustments, net operating profit increased from a loss of US$71.6 million to a profit of US$136.3 million.
Operating results were significantly affected by further declines in the USA Fibre Cement business, where sales declined compared to sales in the corresponding quarter of the previous year, for the seventh consecutive quarter.
The National Association of Home Builders (NAHB) reported US housing starts of a seasonally-adjusted annual rate of 510,000 units in March 2009, down 77% from the January 2006 peak of 2.265 million starts. The NAHB also reported US housing starts of a seasonally-adjusted annual rate for the quarter ended 31 March 2009 of 523,000 units, down 50% from the 1.053 million units for the corresponding quarter in the previous year. For the year ended 31 March 2009, the NAHB reported US housing starts of 787,400 units, down 38% from 1,262.6 million units for the year ended 31 March 2008.
Dividend
The company announced on 17 November 2008 that the Board had decided to omit the interim dividend for the current fiscal year and that the company would continue to review its dividend policy, but that it was likely dividends would be suspended until conditions improved significantly. Having undertaken a further review of the company’s dividend policy, the Board has decided to omit the year-end dividend to conserve capital. Until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, it is anticipated the company will continue to omit dividends in order to conserve capital.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 9. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent or derived from certain GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”; and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and asset impairments”, “EBIT margin excluding asbestos, ASIC expenses and asset impairments”, “Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments”, “Effective tax rate excluding asbestos, asset impairments and tax adjustments”, EBITDA and “Net cash (used in) provided by operating activities excluding payments to the AICF and ATO settlement payment”). Unless otherwise stated, results and comparisons are of the 4th quarter and the full year of FY09 versus the 4th quarter and the full year of the prior fiscal year.
Media Release: James Hardie — 4th Quarter and Full Year FY09

Operating Performance
Fourth quarter net sales decreased 23% to US$241.3 million, gross profit was down 35% to US$69.2 million and EBIT excluding asbestos, ASIC expenses and asset impairments was 61% lower at US$17.1 million, compared to the same period last year. Fourth quarter EBIT loss including asbestos, ASIC expenses and asset impairments decreased from US$181.5 million to US$160.4 million.
Full year net sales decreased 18% to US$1,202.6 million, gross profit was down 27% to US$388.8 million and EBIT excluding asbestos, ASIC expenses and asset impairments decreased 40% to US$170.9 million, compared to last year. EBIT including asbestos, ASIC expenses and asset impairments improved from a loss of US$36.6 million to a profit of US$173.6 million.
Net sales of the USA and Europe Fibre Cement business decreased 21% for both the quarter and the full year. USA and Europe Fibre Cement EBIT was down 32% to US$32.3 million and 35% to US$199.3 million for the quarter and full year, respectively, as a result of lower sales volumes and higher costs.
Asia Pacific Fibre Cement net sales were down 28% and 8% for the quarter and full year, respectively. Asia Pacific EBIT decreased 37% and 6% to US$6.7 million and US$47.1 million for the quarter and the full year, respectively, primarily due to unfavourable currency exchange rate movements of the Asia Pacific business’ currencies compared to the US dollar.
Diluted loss per share for the quarter decreased from US33.8 cents per share to US30.0 cents per share. For the full year, diluted earnings per share improved from a loss of US15.7 cents per share to earnings of US31.4 cents per share.
Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased from US3.8 cents to US1.7 cents for the quarter and decreased by 42% from US38.1 cents to US22.3 cents for the full year.
4th Quarter and Full Year at a Glance

	Q4	Q4%				%
US $ Millions	FY 2009	FY 2008	Change	FY 2009	FY 2008	Change

Net sales	$241.3	$312.9	(23)	$1,202.6	$1,468.8	(18)

Gross profit	69.2	107.2	(35)	388.8	530.0	(27)

EBIT excluding asbestos, ASIC expenses and asset impairments	17.1	44.3	(61)	170.9	287.2	(40)

Asbestos adjustments	(176.5)	(182.3)	3	17.4	(240.1)	—

ASIC expenses	(1.7)	(1.1)	(55)	(14.0)	(5.5)	—

Asset impairments	—	(38.6)	—	—	(71.0)	—

EBIT	(160.4)	(181.5)	12	173.6	(36.6)	—

Net interest (expense) income	(1.1)	(2.2)	50	(3.0)	1.1	—

Other expense	(14.8)	—	—	(14.8)	—	—

Income tax benefit (expense)	46.7	36.8	27	(19.5)	(36.1)	46

Net operating (loss) profit	(129.6)	(146.9)	12	136.3	(71.6)	—

Diluted (loss ) earnings per share (US cents )	(30.0)	(33.8)	11	31.4	(15.7)	—
Media Release: James Hardie — 4th Quarter and Full Year FY09

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased 57% for the quarter to US$7.2 million and was 44% lower for the full year at US$96.9 million, as shown in the following table:

	Q4	Q4%				%
US$ Millions	FY 2009	FY 2008	Change	FY 2009	FY 2008	Change

Net operating (loss) profit	$(129.6)	$(146.9)	(12)	$136.3	$(71.6)	—

Excluding:

Asbestos:
Asbestos adjustments	176.5	182.3	(3)	(17.4)	240.1	—
AICF SG&A expenses	(0.7)	1.3	—	0.7	4.0	(83)
AICF interest income	(1.6)	(2.4)	33	(6.4)	(9.4)	32
Impairment of AICF investments	14.8	—	—	14.8	—	—
Tax benefit related to asbestos adjustments	(48.7)	(46.2)	5	(48.7)	(45.8)	6

ASIC expenses (net of tax)	1.2	0.7	71	10.4	4.1	—
Asset impairments:
Impairment charges (net of tax)	—	24.6	—	—	44.6	—
Impairment related costs (net of tax)	—	1.6	—	—	2.0	—

Tax adjustments	(4.7)	1.6	—	7.2	5.8	24

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$7.2	$16.6	(57)	$96.9	$173.8	(44)

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments (US cents)	1.7	3.8	(55)	22.3	38.1	(41)
CEO Commentary
The company’s results continue to be significantly affected by the on-going deterioration of its major market, the US residential construction market, where housing starts for March 2009 reached a seasonally-adjusted annual rate of 510,000 units, down approximately 75% from the January 2006 peak of over two million starts.
“In a challenging environment, we continue to pursue our strategy of generating primary demand growth for fibre cement and leveraging our technology to offer differentiated products with superior value,” said James Hardie CEO Louis Gries. “Our ColorPlus range of products, which accounts for an increasing share of our exterior sales, is a good example of the on-going success of this strategy.”
Mr Gries added, “We are adjusting and managing our production schedules in an on-going effort to match output with demand to optimise our inventory and service position in the downturn.”
Media Release: James Hardie — 4th Quarter and Full Year FY09

USA and Europe Fibre Cement
Fourth quarter net sales were down 21% compared to the same quarter last year, to US$188.7 million. Sales volume decreased 23% to 308.3 million square feet, and the average net sales price increased 3% from US$597 to US$612 per thousand square feet.
For the full year, net sales were down 21% compared to last year, to US$929.3 million. Sales volume decreased 22% to 1,526.6 million square feet, and the average net sales price was 2% higher at US$609 per thousand square feet.
Sales in our USA Fibre Cement business declined compared to sales in the corresponding quarter in the previous year, for the seventh consecutive quarter. This was primarily as a result of the ongoing weakness in the US housing market, where both new construction and the repair and remodel segments of the market have continued to deteriorate.
Sales volumes decreased 23% in the quarter compared to the same period last year, reflecting a 25% decline in exterior products and a 16% decline in interior products. Product demand was lower across all regions. Our ColorPlus® range of products has again contributed to primary demand growth, achieving a 5% increase in sales volume as a percentage of total exterior sales volume in the northern region of the US.
EBIT for the quarter was 32% lower at US$32.3 million, primarily due to reduced gross profit performance, which resulted from lower sales volume and higher average unit manufacturing costs. The higher average unit manufacturing costs were a result of fixed costs being absorbed over significantly reduced volume. The EBIT margin was 17.1% for the quarter compared to 19.8% for the corresponding period last year. For the full year, EBIT was 35% lower at US$199.3 million and the EBIT margin was 21.4% compared to 26.2% for last year.
Asia Pacific Fibre Cement
Net sales decreased 28% to US$52.6 million for the quarter. In Australian dollars, net sales decreased 2% due to a 6% decrease in sales volume, partially offset by a 4% increase in the average Australian dollar net sales price.
For the full year, net sales decreased 8% to US$273.3 million. In Australian dollars, net sales were flat, due to a 2% increase in average Australian dollar net sales price, offset by a 2% decrease in sales volume.
Despite the overall market downturn, the Australian business improved its sales result in the fourth quarter. The Australian Bureau of Statistics (ABS) data shows seasonally-adjusted total dwelling unit approvals were down 23% to 29,856 for the March quarter compared to the same period last year. For the year ended 31 March 2009, the ABS reported total dwelling unit approvals of 134,499 units, down 14% from 156,697 unit approvals for the year ended 31 March 2008.
In New Zealand, construction continued to decline, with total residential approvals for the year ended 31 March 2009 down 34% to 16,200 units compared to the prior year. The Philippines business reported lower sales volume and revenue as a result of a softening domestic market.
Asia Pacific EBIT was 37% lower for the quarter at US$6.7 million, primarily due to unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT decreased 4% for the quarter due to lower gross margin performance, partially offset by lower SG&A expenses.
Media Release: James Hardie — 4th Quarter and Full Year FY09

For the full year, Asia Pacific EBIT was 6% lower at US$47.1 million. In Australian dollars, EBIT increased 4% for the full year mainly due to decreased SG&A expenses, partially offset by lower gross margin performance. The EBIT margin was 12.7% and 17.2% for the quarter and full year, respectively, compared with 14.6% and 16.9% for the same periods last year.
Cash Flow
Net operating cash flow for the full year ended 31 March 2009 moved from cash provided of US$319.3 million in the prior year to cash used of US$45.2 million. The decrease was driven primarily by the ATO settlement payment of US$101.6 million, quarterly instalment payments to the AICF totaling US$110.0 million and the reduced contribution from the USA and Europe Fibre Cement business. Net cash provided from operating activities excluding contributions to the AICF and the ATO settlement payment was US$166.4 million for the full year ended 31 March 2009 compared with US$319.3 million for the full year ended 31 March 2008.
Capital expenditures for the purchase of property, plant and equipment for the full year ended 31 March 2009 decreased to US$26.1 million, from US$38.5 million in the prior year.
Asbestos Adjustments
The effects of asbestos adjustments on EBIT for the quarter and full year ended 31 March 2009 are as follows:

US$ Millions	Q4 FY 2009	Q4 FY 2008	FY 2009	FY 2008

Change in estimates	$(162.3)	$(154.1)	$(162.3)	$(152.9)

Effect of foreign exchange movements	$(14.2)	$(28.2)	$179.7	$(87.2)

Asbestos adjustments	$(176.5)	$(182.3)	$17.4	$(240.1)

Readers are referred to Note 11 of the company’s 31 March 2009 Consolidated Financial Statements for further information on the asbestos adjustments.
Asbestos Injuries Compensation Fund (AICF) Funding
As announced on 23 April 2009 the company was advised by the AICF that the AICF Board of Directors has determined that it is reasonably foreseeable that, within two years, the available assets of the AICF are likely to be insufficient to fund the payment of all reasonably foreseeable liabilities. Under the terms of the Amended and Restated Final Funding Agreement (AFFA) the company is not required to make a contribution to the AICF in fiscal year 2010. In addition, the company disclosed that it is not in a position to make contributions to the AICF beyond the obligations set out under the terms of the AFFA.
Readers are referred to the Company Statement released on 23 April 2009 for further information on AICF funding.
ASIC Proceedings
For the three months and full year ended 31 March 2009, the company has incurred legal costs related to the ASIC proceedings, noted as ASIC expenses, of US$1.7 million and US$14.0 million, respectively. For the three months and full year ended 31 March 2008, the company incurred ASIC expenses of US$1.1 million and US$5.5 million, respectively. ASIC expenses are included in SG&A expenses.
The company’s net costs in relation to the ASIC proceedings from February 2007 to 31 March 2009 total US$19.7 million.
Readers are referred to Note 13 of the company’s 31 March 2009 Consolidated Financial Statements for further information on the ASIC Proceedings.
Media Release: James Hardie — 4th Quarter and Full Year FY09

Chile Litigation
On 24 April 2009 a trial court in Santiago, Chile awarded damages in the equivalent of US$13.4 million against Fibrocementos Volcan Limitada (FC Volcan, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada (Cementa) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
The company denied and continues to deny allegations of predatory pricing in Chile. The company retained conduct of the appeal of this civil damages matter. The company intends to vigorously pursue all appellate and other alternatives as it does not concur with the decision of the trial court. The company also intends to exercise its rights under indemnification provisions, including applicable conditions and limitations.
As at 31 March 2009 management has adequately provided for this contingency as required under US GAAP Statement of Financial Accounting Standards No. 5 (SFAS 5) “Accounting for Contingencies”.
Readers are referred to Management’s Analysis of Results and Note 13 of the company’s 31 March 2009 Consolidated Financial Statements for further information on the Chile Litigation.
Income Tax
Income Tax Benefit (Expense)
Income tax benefit for the quarter increased from US$36.8 million to US$46.7 million. For the full year, income tax expense decreased from US$36.1 million to US$19.5 million. The company’s effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments was 52.8% and 41.4% for the quarter and full year, respectively, compared to 58.8% and 37.9% for the same quarter and full year of the prior period. The change in effective tax rates compared with last year is attributable to changes in the geographic mix of earnings and expenses.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing is scheduled to take place no later than September 2009.
The company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the company believes that the requirements under FIN 48 for recording a liability have not been met and accordingly it has not recorded any liability at 31 March 2009 for the amended assessment.
The company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the company has treated all payments in respect of the amended assessment that have been made up to 31 March 2009 as a deposit and it is the company’s intention to treat any payments to be made at a later date as a deposit. As at 31 March 2009 and 2008, this deposit totalled US$173.5 million and US$205.8 million, respectively.
Media Release: James Hardie — 4th Quarter and Full Year FY09

ATO Settlement
As announced on 12 December 2008, the company and the ATO reached an agreement that finalises tax audits being conducted by the ATO on the company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007.
The agreed settlement, made without concessions or admissions of liability by either the company or the ATO, required the company to pay an amount of A$153.0 million (US$101.6 million) in December 2008.
Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the IRS issued the company with a NOPA that concluded that the company did not qualify for the United States — Netherlands Treaty Limitations on Benefits (LOB) provision of the US-Netherlands Treaty applying from early 2006 and that accordingly it was not entitled to beneficial withholding tax rates on payments from the company’s United States subsidiaries to its Netherlands companies for the calendar years 2006 and 2007.
On 15 April 2009, the company announced that the Appeals Division of the IRS had entered into a settlement agreement with the company’s subsidiaries in which the IRS conceded its position in full with regard to its assertion in the NOPA. The IRS has concluded that, for those years, the company is entitled to reduced withholding tax rates under the LOB for certain payments from the company’s United States subsidiaries to its Netherlands companies. This settlement outcome has had no impact on the company’s results. This agreement applies only to the 2006 and 2007 calendar years and does not affect or limit the IRS’ ability to challenge the company’s qualification for benefits in later years.
Outlook
In its January 2009 issue of The National Outlook, The US National Association of Home Builders’ (NAHB) baseline housing forecast shows large declines for new-home sales and housing starts for 2009 as a whole, with production coming in at the lowest level of the entire post-World War II period. However, the NAHB expects housing activity to stabilise around the middle of the calendar year, at least in the single-family sector, followed by a relatively slow recovery process later this year and in 2010 as remaining supply overhang and serious constraints on credit for housing production draw out the long climb back to demographically-based trend levels of housing starts.
The outlook for the US residential repair and remodel market is also unclear, but is expected to weaken, affected by a fall in house values and subsequent reduction in owners’ equity. The repair and remodel sector is now estimated to represent more than 50% of our US business.
Housing starts in Australia are expected to continue to fall in 2009-2010. Activity in medium density dwellings and renovations may provide some growth and may partially offset the overall housing market decline.
Residential housing consents in New Zealand are at a 25 year low and the commercial market, while more buoyant, is showing signs of weakening, although we are achieving good penetration with differentiated products. Housing affordability is expected to remain under pressure with increased building costs. Fiscal year 2010 is expected to see sales demand continue below last year’s levels, although this may be partially offset by the release of new products.
Media Release: James Hardie — 4th Quarter and Full Year FY09

The Philippines economy is expected to slow and the currency to weaken in the face of global economic conditions. Strong competition is expected to continue in the domestic market place and competitive pricing practices will continue to challenge our existing export markets.
Changes in the company’s asbestos liability (to reflect changes in foreign exchange rates or updates of the actuarial estimate), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s consolidated financial statements. Readers are referred to Notes 11, 13 and 14 of the company’s 31 March 2009 Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including the Management’s Analysis of Results, the Management Presentation and the Consolidated Financial Statements.
These documents, along with a webcast of the management presentation on 20 May 2009, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2008 with the SEC on 8 July 2008.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the company website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Media Release: James Hardie — 4th Quarter and Full Year FY09

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.
Media Release: James Hardie — 4th Quarter and Full Year FY09

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments — EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$(160.4)	$(181.5)	$173.6	$(36.6)

Asbestos:
Asbestos adjustments	176.5	182.3	(17.4)	240.1
AICF SG&A expenses	(0.7)	1.3	0.7	4.0

ASIC expenses	1.7	1.1	14.0	5.5

Asset impairments:
Impairment charges	—	38.6	—	71.0
Impairment related costs	—	2.5	—	3.2

EBIT excluding asbestos, ASIC expenses and asset impairments	17.1	44.3	170.9	287.2

Net Sales	$241.3	$312.9	$1,202.6	$1,468.8

EBIT margin excluding asbestos, ASIC expenses and asset impairments	7.1%	14.2%	14.2%	19.6%

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments — Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating (loss) profit	$(129.6)	$(146.9)	$136.3	$(71.6)

Asbestos:
Asbestos adjustments	176.5	182.3	(17.4)	240.1
AICF SG&A expenses	(0.7)	1.3	0.7	4.0
AICF interest income	(1.6)	(2.4)	(6.4)	(9.4)
Impairment of AICF investments	14.8	—	14.8	—
Tax benefit related to asbestos adjustments	(48.7)	(46.2)	(48.7)	(45.8)

ASIC expenses (net of tax)	1.2	0.7	10.4	4.1

Asset impairments:
Impairment charges (net of tax)	—	24.6	—	44.6
Impairment related costs (net of tax)	—	1.6	—	2.0

Tax adjustments	(4.7)	1.6	7.2	5.8

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$7.2	$16.6	$96.9	$173.8

Media Release: James Hardie — 4th Quarter and Full Year FY09

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$7.2	$16.6	$96.9	$173.8
Weighted average common shares outstanding - Diluted (millions)	435.6	434.6	434.5	456.1

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments (US cents)	1.7	3.8	22.3	38.1

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Operating (loss) profit before income taxes	$(176.3)	$(183.7)	$155.8	$(35.5)

Asbestos:
Asbestos adjustments	176.5	182.3	(17.4)	240.1
AICF SG&A expenses	(0.7)	1.3	0.7	4.0
AICF interest income	(1.6)	(2.4)	(6.4)	(9.4)
Impairment of AICF investments	14.8	—	14.8	—

Asset impairments:
Impairment charges	—	38.6	—	71.0
Impairment related costs	—	2.5	—	3.2

Operating profit before income taxes excluding asbestos and asset impairments	$12.7	$38.6	$147.5	$273.4

Income tax benefit (expense)	46.7	36.8	(19.5)	(36.1)

Tax benefit related to asbestos adjustments	(48.7)	(46.2)	(48.7)	(45.8)

Tax benefit related to asset impairments	—	(14.9)	—	(27.6)
Tax adjustments	(4.7)	1.6	7.2	5.8

Income tax expense excluding asbestos, asset impairments and tax adjustments	(6.7)	(22.7)	(61.0)	(103.7)

Effective tax rate excluding asbestos, asset impairments and tax adjustments	52.8%	58.8%	41.4%	37.9%

Media Release: James Hardie — 4th Quarter and Full Year FY09

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q4	Q4
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$(160.4)	$(181.5)	$173.6	$(36.6)

Depreciation and amortisation	14.8	14.4	56.4	56.5

EBITDA	$(145.6)	$(167.1)	$230.0	$19.9

Net cash (used in) provided by operating activities excluding payments to the AICF and ATO settlement payment — Net cash (used in) provided by operating activities excluding payments to the AICF and ATO settlement payment is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than cash flows as defined by US GAAP. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purpose.

US$ Millions	FY 2009	FY 2008

Net cash (used in) provided by operating activities	$(45.2)	$319.3
Payment to the AICF	110.0	—
ATO settlement payment	101.6	—

Net cash provided from operating activities excluding payment to the AICF and ATO settlement payment	$166.4	$319.3

Media Release: James Hardie — 4th Quarter and Full Year FY09

Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed on 8 July 2008 with the US Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.
Media Release: James Hardie — 4th Quarter and Full Year FY09